SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                 Amendment No. 3
                                     (Final)

                    Under the Securities Exchange Act of 1934

                               Diodes Incorporated
                               -------------------
                                (Name of Issuer)

                        Common Stock, par value $0.66 2/3
                        ---------------------------------
                         (Title of Class of Securities)


                                   25443 10 1
                           --------------------------
                                 (CUSIP Number)


                                Avi D. Eden, Esq.
                          Vishay Intertechnology, Inc.
                               63 Lincoln Highway
                                Malvern, PA 19355
                                 (610) 644-1300
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                 with a copy to:


                             Abbe L. Dienstag, Esq.
                       Kramer Levin Naftalis & Frankel LLP
                      919 Third Avenue, New York, NY 10022
                                 (212) 715-9100

                                  July 13, 2000
                                - -------------
                      (Date of Event which Requires Filing
                               of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|


                                Page 1 of 4 Pages

                                  SCHEDULE 13D

CUSIP No. 25443 10 1
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Vishay Intertechnology, Inc. (I.R.S. employer identification no. 38-1686453)
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [_]

                                                                   (b) [X]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

         Not applicable
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                               7)    SOLE VOTING POWER
                                     Not Applicable
          NUMBER OF         ----------------------------------------------------
           SHARES              8)    SHARED VOTING POWER
        BENEFICIALLY                 Not Applicable
          OWNED BY          ----------------------------------------------------
       EACH REPORTING          9)    SOLE DISPOSITIVE POWER
           PERSON                    Not Applicable
            WITH            ----------------------------------------------------
                              10)    SHARED DISPOSITIVE POWER
                                     Not Applicable
--------------------------------------------------------------------------------
 11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

                                 Amendment No. 3
                                     (Final)
                                  Schedule 13D

         This Final Amendment amends the Schedule 13D of Vishay Intertechnology, Inc. ("Vishay"), dated July 23, 1997, as amended by Amendment No. 1 dated March 28, 2000 and Amendment No. 2 dated June 26, 2000 (as amended, the "Schedule 13D"), with respect to the Common Stock, par value $0.66 2/3 (the "Common Stock"), of Diodes Incorporated (the "Company").

I. Item 4 of the Schedule 13D, "Purpose of the Transaction," is amended by adding the following:

         "On July 13, 2000, Vishay closed the sale of its 65% interest in LPSC to the Lite-On Group pursuant to the terms of the Stock Purchase Agreement previously filed as Exhibit F to the Schedule 13D. As a result of this transaction, Vishay is no longer deemed to own beneficially any shares of Common Stock of the Company."

II. Item 5 of the Schedule 13D, "Interest in Securities of the Issuer," is restated in its entirety as follows:

         (a) Vishay beneficially owns no shares (0%) of Common Stock of the Company.

         (b)      Not applicable.

         (c)      See Item 4.

         (d)      Not applicable.

         (e) Vishay ceased to be the beneficial owner of more than five percent of the Common Stock of the Company on July 13, 2000 (See Item 4).

                                   SIGNATURES


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  July 20, 2000


                                            VISHAY INTERTECHNOLOGY, INC.



                                            By: /s/ Richard N. Grubb
                                               ----------------------------
                                               Richard N. Grubb
                                               Executive Vice President and
                                               Chief Financial Officer